EXHIBIT 99.77Q1

Item 77Q1.

On February 18, 2005, the Board of Directors of the registrant adopted the following additional investment policies governing the use of swap and swaption transactions and credit derivatives:

Swap and Swaption Transactions. The Fund may utilize interest rate and credit swaps and swaptions, subject to the following restrictions: (i) swaps and swaptions must be U.S. dollar denominated and used for hedging purposes only;
(ii) no more than 5% of the Fund's total assets, at the time of purchase, may be invested in time premiums paid for swaptions; (iii) the terms of all swaps and swaptions must conform to the standards of the ISDA Master Agreement published by the International Swaps and Derivatives Association, Inc.; and (iv) the counterparty must be a bank or broker-dealer firm regulated under the laws of the United States that is (A) on a list approved by the Board of Directors, (B) with capital of at least $100 million and (C) rated investment grade by both S&P and Moody's.

Credit Derivatives. The market value of the Fund's investments in credit derivatives and/or premiums paid therefor as a buyer of credit protection will not exceed 10% of the Fund's total assets and the notional value of the credit exposure to which the Fund is subject when it sells credit derivatives will not exceed 33 1/3% of the Fund's total assets.